News Release
TSX:RMX | NYSE.MKT:RBY
February 11, 2014

Rubicon Enters into a US$75.0 million Gold Streaming Agreement with Royal Gold

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) is pleased to announce that it has entered into a US$75.0 million gold streaming agreement with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”).

Stream Transaction Details
•	Royal Gold will provide Rubicon with a deposit of US$75.0 million to be used entirely towards the construction of the Phoenix Gold Project (“Project”);

•	Rubicon agrees to deliver 6.30% of the projected annual gold production from the Project until 135,000 ounces have been delivered and 3.15% thereafter;

•	Royal Gold’s cash purchase price per ounce will be 25% of the spot price1 at the time of delivery.

“We believe we have removed a good portion of the financing risk associated with the Phoenix Gold Project with this agreement,” said Michael A. Lalonde, President and Chief Executive Officer of Rubicon. “This deal represents a significant piece of the funding needed to complete the Project. We also believe this agreement with Royal Gold is an endorsement of the Phoenix Gold Project and the Rubicon management team. The deal terms validate the quality and the upside potential of our high-grade asset. We look forward to our long-term partnership with Royal Gold, as we transform Rubicon into Canada’s next potential high-grade gold producer.”

“The Phoenix gold stream is Royal Gold’s first significant investment in the Red Lake District,” commented Tony Jensen, President and Chief Executive Officer of Royal Gold.  “This area is known for its high-grade gold deposits and long-lived assets.  Rubicon’s management team has a history of success in this district, and we are pleased to assist them in securing the financing necessary to complete the construction of the Phoenix Gold Project.”

Summary of Gold Stream Agreement
The gold stream agreement covers the Phoenix Gold Project and certain ancillary claims. Royal Gold will provide the Company with a US$75.0 million deposit. The deposit will be provided over five installments: US$10.0 million upon the signing of the agreement, US$20.0 million on closing and then three equal installments of US$15.0 million estimated to be payable between March 15, 2014 and September 15, 2014. Rubicon’s receipt of the closing payment and subsequent installment payments is subject to the terms and conditions of the agreement, including the receipt of committed financing sufficient to complete the Project. The Company will use the proceeds towards the construction of the Phoenix Gold Project. Rubicon has agreed to deliver 6.30% of the annual projected gold production from the Project to Royal Gold for up to 135,000 ounces, and 3.15% thereafter. Royal Gold will pay Rubicon in cash 25% of the spot gold price2 for each delivered ounce.

1 London PM gold fixing price for one ounce of refined gold on the date of delivery.

PR14-1 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Royal Gold’s deposit is secured on the assets of the Phoenix Gold Project. Rubicon can raise up to US$100 million of debt that would rank senior to the gold stream deposit. In the event that Royal Gold’s interests are subordinated to more than US$50 million of debt,  Royal Gold’s per ounce cash purchase price will be reduced by the product of 5.4% times the amount of the senior debt outstanding and drawn in excess of US$50 million, divided by US$50 million.

Rubicon’s financial advisors with respect to the gold streaming transaction were TD Securities Inc. and GMP Securities L.P.

Phoenix Gold Project Additional Funding Requirements
Rubicon enjoys a strong balance sheet with approximately C$78 million in cash and temporary investments and no debt, as at December 31, 2013. This transaction further strengthens the balance sheet, and provides the Company with the flexibility to take a disciplined approach to raising the balance of the funds required to bring the Project into production.

We estimate that we will require approximately US$100 million of additional financing to complete the construction of the Project, inclusive of corporate expenses and working capital requirements. Rubicon is currently evaluating financing alternatives with a strong focus on minimizing the Company’s cost of capital. Management will continue to preserve our strong balance sheet and plans to resume full mill construction activity once the balance of the remaining financing has been secured.

Conference Call Details
The Company's senior management team will host a conference call today, Tuesday, February 11, 2014 at 10:00 am ET (7:00am PT) to discuss the gold streaming deal and Project update.

Participants in Canada and the United States may join the conference call by dialing toll free +1 (800)-319-4610 or +1 (604) 638-5340 for calls outside Canada and the United States or via webcast on the Company's website at www.rubiconminerals.com.

A recorded playback of the conference call can be accessed after the event by dialing +1-(800)-319-6413 or +1 (604) 638-9010 for calls outside Canada and the United States. The pass code for the conference call playback is 7856#. The archived audio webcast will also be available on the Company's website at www.rubiconminerals.com.

2 London PM gold fixing price for one ounce of refined gold on the date of delivery.

PR14-1 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an advanced stage gold development company, focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. Gold production is projected to commence 12-14 months following the completion of the remaining financing.  Rubicon’s flagship Phoenix Gold Project is fully permitted for initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges.

RUBICON MINERALS CORPORATION

“Mike Lalonde”

Michael A. Lalonde
President and Chief Executive Officer

Qualified Persons
The content of this news release has been read and approved by Daniel Labine, P.Eng., Vice President of Operations and Mark Ross, B.Sc., P.Geo., Chief Mine Geologist, for Rubicon. Both are Qualified Persons as defined by NI 43-101.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", “look forward” and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others; that the aspects of the transition will progress on a satisfactory basis; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the New Preliminary Economic Assessment dated June 25, 2013 (“New PEA”) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the New PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may be to be incurred in respect of the Phoenix Gold Project.

The New PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.  The quantity and grade of reported inferred resources referred to in the New PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

Forward-looking statements in this news release include, but are not limited to statements regarding projected production, future deliveries under the agreement with Royal Gold and estimates of additional financing.

PR14-1 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR14-1 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release